UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For March 26, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy Trust on March 26, 2004 announcing the date of filing of the information circular, as well as the effect of Canadian federal government budget proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: March 26, 2004

PRIMEWEST ENERGY TRUST ANNOUNCES FILING DATE OF INFORMATION CIRCULAR AND EFFECT OF CANADIAN FEDERAL GOVERNMENT BUDGET PROPOSALS

March 26, 2004

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces that its Notice of Meeting, Proxy and Information Circular for the upcoming May 6, 2004 Annual General and Special Meeting of Unitholders is expected to be filed on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada, and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in the United States on March 30, 2004.

The Information Circular outlines the resolutions to be voted on by Unitholders at the Meeting, including a proposal to amend PrimeWest’s declaration of trust to provide the board of directors of PrimeWest with a measure of flexibility in determining when to enforce restrictions on ownership of Trust Units by, and transfer of Trust Units to, non-residents of Canada.

PrimeWest has reviewed its current level of non-resident ownership and has determined that, as of March 22, 2004, more than 50% of its trust units were owned by non-residents.

PrimeWest continues to qualify as a mutual fund trust by way of an exception in the Income Tax Act, however, one of the measures introduced in the Canadian federal government’s budget address on March 23, 2004 would effectively eliminate that exception, with the result that PrimeWest now has until January 1, 2007 to comply with the requirement that it not be maintained primarily for the benefit of non-residents.  PrimeWest intends to pursue alternatives over the coming two and a half years to mitigate the impact of this change.

Two additional measures relating to trusts were introduced in the budget which are not expected to impact PrimeWest Unitholders.

The first limits the level of investment by pension funds in business income trusts after 2004. This measure should not impact PrimeWest Unitholders as PrimeWest, being the direct and indirect holder of Canadian resource properties, is not considered a business income trust for the purposes of this limitation.

The second proposes to extend the existing non-resident withholding tax to include the return of capital portion of distribution, not just the “taxable income” portion.  With the exception of Unitholders with trust units held in tax sheltered accounts, all of PrimeWest's non-resident Unitholders have received their distributions net of the withholding tax amount, so the proposed change is not expected to impact the amount of distributions received by Unitholders each month.

PrimeWest’s Annual General and Special Meeting of Unitholders will be held on May 6, 2004 at 2:00 pm Mountain time in Room Glen 206 of the Telus Convention Centre located at 120 - 9th Ave SE  Calgary, Alberta.  For the live webcast and / or replay, interested users of the internet are invited to go to www.newswire.ca/en/webcast/viewEvent.cgi?eventID=702460 or access the webcast at the PrimeWest website, www.primewestenergy.com.

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825